www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/05/22: UMC will attend investor conferences on 2026/05/29

99.2 Announcement on 2026/05/22: UMC will attend investor conferences on 2026/06/05

99.3 Announcement on 2026/05/22: To announce related materials on acquisition of machinery and equipment

Exhibit 99.1

UMC will attend investor conferences on 2026/05/29

1. Date of institutional investor conference: 2026/05/29

2. Time of institutional investor conference: 09:30 AM

3. Location of institutional investor conference: Mandarin Oriental Taipei

4. Outline of institutional investor conference:

The Company will attend the “Asia AI Summit 2026”, held by Morgan Stanley.

5. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2026/06/05

1. Date of institutional investor conference: 2026/06/05

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “2026 Taiwan Tech Conference”, held by Citi.

5. Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2. Date of occurrence of the event: 2025/05/27~2026/05/22

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA; 2026/05/22

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,027,730,259;

total transaction price: NT$1,027,730,259

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

TOKYO ELECTRON LIMITED; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: Base on purchase order payment term.

Restrictive covenants in the contract: No

Other important terms and conditions: No

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker's fee: None

23. Concrete purpose or use of the acquisition or disposal: For production

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None